United States securities and exchange commission logo





                               April 12, 2023

       Jian Wang
       Chairman of the Board
       Lion Group Holding Ltd
       3 Phillip Street, #15-04
       Royal Group Building
       Singapore 048693

                                                        Re: Lion Group Holding
Ltd
                                                            Amendment No. 2 to
                                                            Registration
Statement on Form F-3
                                                            Filed March 28,
2023
                                                            File No. 333-269333

       Dear Jian Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2023 letter.

       Amendment No. 2 to Form F-3 filed March 28, 2023

       Cover Page

   1. Please set forth on the cover page of the prospectus the calculation of the aggregate market value of your
outstanding voting and non-voting common equity and the amount of all securities
offered pursuant to General Instruction I.B.5 during the prior 12 calendar months. Refer to
Instruction 7 and General Instruction I.B.5 of Form F-3.
 Jian Wang
FirstName
Lion GroupLastNameJian
             Holding Ltd Wang
Comapany
April       NameLion Group Holding Ltd
       12, 2023
April 212, 2023 Page 2
Page
FirstName LastName
      You may contact Jessica Livingston at 202-551-3448 or Matthew Derby at 202-551-
3334 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Crypto Assets
cc:      Lawrence Venick